BART AND ASSOCIATES, LLC

Attorneys at Law

December 22, 2016

Via SEC Edgar Submission

Hillary Daniels

Brigitte Lippmann

John Reynolds, Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

RE:	New Age Beverages Corporation
Registration Statement on Form S-1
Initial Form S-1 Filed: October 5, 2016
CIK No. 0001579823

Dear Mr. Reynolds:

The Company has reviewed your comment letter, and has provided the following answers and corrections to the issues raised in your comments. We have listed each of your comments below, in order, and have responded below each comment.

Prospectus Summary, page 4

Comment 1: We note your response to comment 2. Please disclose in the Prospectus Summary and Business sections of the filing, the basis for each of your assertions about the size of the markets in the beverage industry and your competitive position within the industry, including your statements that your products compete in the “$1.6 billion Kombucha category” and that “XingTea was rated number one out of 250 other brands in the North American Tea competition.”

Answer to Comment 1: We acknowledge the Staff’s comment. The assertions related to market size and competitive position have been removed from pages 4 and 38 of the revised registration statement.

Unaudited Pro Forma Combined Financial Statements

Unaudited Pro Forma Combined Financial Statements for the nine months ended September 30, 2016, page 10

Comment 2: Please revise the first column of the pro forma statement of operations to begin with the results of operations for New Age Beverage for the nine months ended September 30, 2016 as reflected in its statement of operations included on page F-3 of the draft registration statement. The column reflecting the results of operations for the Xing

Group should be its results of operations for the six months ended June 30, 2016 which are not included in your results for the nine months ended September 30, 2016.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511 Facsimile: (720)-528-7765 E: kbart@kennethbartesq.com

www.kennethbartesq.com

December 22, 2016

Answer to Comment 2: We acknowledge the Staff’s comment, and we have revised the registration statement on page 10 to include the results of operations for New Age Beverages for the nine months ended September 30, 2016, and the results of operations for Xing Group for the six months ended June 30, 2016.

Comment 3: It is unclear how the pro forma adjustment to weighted average shares for the Xing Group acquisition of 6,054,079 shares was determined. Please explain in your footnote disclosures how this share adjustment was determined and also explain why this share adjustment exceeds the 4,353,915 shares issued as merger consideration as disclosed in Note 2 to the pro forma financial information.

Answer to Comment 3: The Company has revised the registration statement in response to the Staff’s, and has corrected the information in the pro format financial statements on page 4.

Comment 4: Your disclosure on page 10 indicates that New Age Beverage Corporation had 21,900,106 weighted average shares outstanding for the nine months ended September 30, 2016 while the disclosure in Note12 to the interim financial statements on page F-13 indicates that 17,878,784 weighted average shares were outstanding during this period. Please reconcile and revise these disclosures for consistency.

Answer to Comment 4: We acknowledge the Staff’s comment, and the Company has revised the disclosure on page 10 of the revised registration statement in order to correct the weighted average shares outstanding for the nine months ended September 30, 2016.

Comment 5: Your pro forma statement of operations for the nine months ended September 30, 2016 now includes adjustments to eliminate transaction related costs of $388,355 and $1,023,756 based on the disclosures in footnote 3A. However, it appears from your disclosure in the third bullet point on page 28 and from Note 3 to the interim financial statements that your results of operations for this period included transaction related costs of $1,714,463. Please revise your pro forma adjustment to eliminate all transaction costs related to the Xing Group acquisition from your pro forma results of operations for the nine months ended September 30, 2016. Refer to the guidance in Rule 11-02(b)(6) of Regulation S-X.

Answer to Comment 5: We acknowledge the Staff’s comment, and the Company has revised the pro forma disclosures on page 10 to conform to page 28 and Note 3 of the revised registration statement.

Note 3. Pro Forma Adjustments, page 12

Comment 6: We have reviewed your revised disclosures in footnote 3.A. but are unclear as to how you determined the pro forma adjustments to depreciation expense. Please revise footnote 3.A. to explain in further detail how you calculated or determined the adjustments to depreciation expense for the year ended December 31, 2015 and the nine months ended September 30, 2016.

Answer to Comment 6: The Company has revised the registration statement on page 12 in response to the Staff’s comment.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511 Facsimile: (720)-528-7765 E: kbart@kennethbartesq.com

www.kennethbartesq.com

December 22, 2016

Comment 7: We are unclear as to how the pro forma adjustments to interest expense were determined based on the revised disclosures provided in Note 3.B. Please revise to explain in further detail how the pro forma adjustments for the year ended December 31, 2015 and the nine months ended September 30, 2016 were determined. Also, since it appears that a portion of the debt incurred to fund the acquisition provides for a variable rate of interest, please revise to disclose the effect of a 1/8 percent change in interest rates on net income for each of the periods presented.

Answer to Comment 7: The Company has revised the registration statement on page 12 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Highlights, page 27

Comment 8: Please revise the first two paragraphs of this section to indicate that you are discussing your actual results of operations for the nine months ended September 30, 2016 rather than your pro forma results of operations for this period.

Answer to Comment 8: The Company has revised the registration statement on page 27 in response to the Staff’s comment.

Comment 9: In the last paragraph on page 27, you indicate that the newly acquired Xing brands, excluding the New Age DSD division, generated $634,571 of net income for the year ended December 31, 2014 and $761,697 in net income for the year ended December 31, 2015. Please revise to explain why you believe it is appropriate and meaningful to potential investors to exclude the New Age DSD division in this discussion and revise to include a reconciliation of the net income excluding the New Age DSD division for each of these periods to the net income of the Xing Group as reported on page F-42. Refer to the guidance included in Item 10(e) of Regulation S-K..

Answer to Comment 9: The Company has revised the registration statement on page 27 in response to the Staff’s comment, and has removed the language stating that the DSD division was excluded, as such language was included in error.

Comment 10: The disclosure in the first sentence at the top of page 28 which indicates the discussion which follows is on a pre-acquisition standalone basis for the nine-months ended September 30, 2016 appears to be in error since the Xing Group acquisition occurred on June 30, 2016 and is included in your operating results subsequent to this date. Please advise or revise as appropriate.

Answer to Comment 10: The Company has revised the registration statement on page 28 in response to the Staff’s comment, and has revised the discussion for the nine months ended September 30, 2016.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511 Facsimile: (720)-528-7765 E: kbart@kennethbartesq.com

www.kennethbartesq.com

December 22, 2016

Results of Operations, page 29

Comment 11: Please revise to eliminate the blacklining between the tables reflecting your results of operations for the three months ended September 30, 2016 and 2015. Since a change in basis or reporting entity did not occur between these periods, blacklining between these periods does not appear to be appropriate.

Answer to Comment 11: The Company has revised the registration statement on pages 29 and 30 in response to the Staff’s comment. The Company has removed the blacklining on the tables reflecting the results of operations for the three months ended September 30, 2016 and 2015.

Comment 12: We note that you discuss gross revenue in the amounts of $16,285,284 and $15,765,968 for the nine and three months ended September 30, 2016 in your discussion of operating results for these periods on pages 27 and 29, respectively. However, the revenue amounts disclosed in the statements of operations on page F-3 appear to be presented on a net revenue basis for these periods. Please revise your discussion here and elsewhere where gross revenues are discussed, to explain why you believe it is appropriate and meaningful to discuss gross revenue rather than net revenue as presented in your financial statements in your discussion of operating results. Also, please revise your discussion to include a reconciliation of these gross revenue amounts to the amounts presented in your financial statements. Alternatively, revise to discuss the net amounts presented in your financial statements rather than the gross amounts.

Answer to Comment 12: The Company has revised the registration statement on pages 27 and 29 in response to the Staff’s comment. The Company has removed references to gross revenue, and has presented the information on a net revenue basis to conform to the financial statements on page F-3 of the registration statement.

Comment 13: The gross margin in the second bullet point on page 28 of 325.8% for the nine months ended September 30, 2015 appears to be in incorrect. Please revise to correct the gross margin for this period as well as the change in gross margin for the nine months ended September 30, 2016 as compared to the comparable period in 2015.

Answer to Comment 13: The Company has revised the registration statement on page 28 in response to the Staff’s comment.

Results of Operations

For the nine months ended September 30, 2016 (Successor) compared to the six months ended September 30, 2015 (Successor) and the three months ended March 31, 2015 (Predecessor)

Operating Expenses, page 30

Comment 14: Total operating expenses for the nine months ended September 30, 2016 as disclosed in the last paragraph on page 30 of $3,688,533 are inconsistent with the amount reflected in the table above this paragraph of $5,051,343 and with the amount presented in the financial statements on page F-3. Please reconcile and revise these amounts for consistency.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511 Facsimile: (720)-528-7765 E: kbart@kennethbartesq.com

www.kennethbartesq.com

December 22, 2016

Answer to Comment 14: The Company has revised the registration statement on page 30 in response to the Staff’s comment.

For the year ended December 31, 2015 and the year ended December 31, 2014

Cost of Goods Sold, page 31

Comment 15: Please revise the amount of total cost of goods sold for the nine months ended December 31, 2015 as reflected in the table on page 31 of $2,008,376, so it is consistent with the amount shown on page F-16 of the financial statements of $1,606,141.

Answer to Comment 15: The Company has revised the registration statement on page 31 in response to the Staff’s comment, in order to correct the inconsistency in the cost of goods disclosures.

Liquidity and Capital Resources, page 33

Comment 16: We note your response to comment 17. On page 35, you state that “[f]or the nine months ended September 30, 2016 (Successor), net cash provided by financing activities of $8,495,025 was due to us borrowing (i) $8,500,000 from a bank to finance the Xing acquisition ….” On page F-10, you state that “[i]n connection with the Acquisition of Xing, the Company entered into several notes payable with a bank and received proceeds of $10.7 million. One note payable is for $4,800,000, bears interest at 4.02%, … The other note payable is a revolving credit facility that allows borrows up to $5.9 million”. Please clarify your disclosure in this section regarding all of your material credit agreements and explain how you financed the $8,500,000 cash portion of the Xing acquisition. Also include the agreements related to these transactions in the exhibit index.

Answer to Comment 16: The Company has revised the registration statement on page 35, and has included a discussion of the credit facilities. The $4,800,000 Credit Agreement has been included as Exhibit 10.9 to the revised registration statement.

Cash Flows, page 34

Comment 17: Please revise to discuss the factors responsible for changes in your cash provided by or used in operating activities during the nine months ended September 30, 2016 as compared to the nine months ended September 30, 2015.

Answer to Comment 17: The Company has revised the registration statement on page 34 in response to the Staff’s comment, and has added factors responsible for changes in the cash provided by operating activities to the revised registration statement.

Comment 18: As requested in comment 19, please revise to include a discussion of cash flows from operating, investing and financing activities during the predecessor and successor periods of the year ended December 31, 2015 and the year ended December 31, 2014. Also, the amount of investing activities for the three month ended March 31, 2015 in the first paragraph on page 35 does not agree to the amount reflected in the statement of cash flows for this period on page F-4. Please reconcile and revise these disclosures.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511 Facsimile: (720)-528-7765 E: kbart@kennethbartesq.com

www.kennethbartesq.com

December 22, 2016

Answer to Comment 18: The Company has revised the registration statement on pages 34 and 35 in response to the Staff’s comment, has added a discussion of cash flows from operating, investing and financing activities during the predecessor and successor periods for the year ended December 31, 2015 and 2014 to the revised registration statement, and has reconciled the amount of investing activities on page 35.

Security Ownership of Certain Beneficial Owners and Management, page 47

Comment 19: We note your response to comment 27. Please describe the terms under which Brent Willis will receive the shares described in footnote (4) to the table, including all information required by Item 404 of Regulation S-K.

Answer to Comment 19: The Company has revised the registration statement on page 47 in response to the Staff’s comment. The shares have now been issued to Mr. Willis, and have been accounted for in the total outstanding share amounts listed in the previously filed confidential registration statements.

Financial Statements

Comment 20: We have reviewed your response to comment 31 in which you explain your basis for your conclusion that the Xing Group is not your predecessor. However, we continue to believe that interim financial statements are required for the Xing Group pursuant to Rule 8-04 of Regulation S-X. Please revise the registration statement to include interim financial statements for the Xing Group for the six month periods ended June 30, 2016 and 2015 as required by Rule 8-04 of Regulation S-X.

Answer to Comment 20: The Company has added the June 30, 2016 and 2015 Xing Group financial statements to the revised registration statement in response to the Staff’s comment.

Condensed Consolidated Balance Sheets as of September 30, 2016 (unaudited) and December 31, 2015

Note 3 – Acquisition of Xing Beverage, LLC, page F-8

Comment 21: The pro forma revenue, net loss from continuing operations, weighted average number of common shares outstanding and earnings per share presented for the nine months ended September 30, 2016 as disclosed on page F-8 do not agree to that disclosed for this period on page 10 of the draft registration statement. We also note that the pro forma net loss from continuing operations, the weighted average number of common shares outstanding and earnings per share presented for the year ended December 31, 2015 on page F-8 do not agree to that disclosed for this period on page 11. Please reconcile and revise these amounts for inconsistency.

Answer to Comment 21: The Company has revised the disclosure on page F-8 of the revised registration statement in response to the Staff’s comment.

Respectfully submitted,

/s/ Ken Bart
Ken Bart
Bart and Associates, LLC

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511 Facsimile: (720)-528-7765 E: kbart@kennethbartesq.com

www.kennethbartesq.com